

June 23, 2020

Elliot Jordan
Chief Financial Officer
Farfetch Ltd
The Bower
211 Old Street
London EC1V 9NR
United Kingdom

> **Re: Farfetch Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2019**
> **Response dated June 18, 2020**
> **File No. 001-38655**

Dear Mr. Jordan:

We have reviewed your June 18, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 4, 2020 letter.

Form 20-F for the Fiscal Year Ended December 31, 2019

Consolidated Financial Statements
Note 6. Segmental and Geographical Information, page F-32

1. We read your response to comment 1. The customers of your first party sales are the shoppers on your digital platform whereas the customers of your third party sales are the retail and brand partners. Therefore, the products and/or services provided to these customers appear to be different. Please disclose first party sales separately from third party sales. Refer to paragraph 32 of IFRS 8 and paragraph 114 of IFRS 15.

2. We read your response to comment 2. Please confirm that you will also disclose the geographical revenue information on a supply basis. Refer to paragraph 33 of IFRS 8.

 You may contact Keira Nakada at (202) 551-3659 or Rufus Decker at (202) 551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services